

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-mail
John G. Scanlon
Chief Financial Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

> **Re:** **Intersections Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 10-Q for the quarterly period ended June 30, 2014**
> **Filed August 11, 2014**
> **Form 10-Q for the quarterly period ended September 30, 2014**
> **Filed November 12, 2014**
> **File No. 000-50580**

Dear Mr. Scanlon:

We have reviewed your letter dated January 21, 2015 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 19, 2014.

Form 10-Q for the quarterly period ended September 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Identifiable Intangibles and Other Long Lived Assets, page 33

1.   We have reviewed your response to our prior comment no. 1. Your response states that the quantitative information regarding the excess of the estimated fair value of the CPS reporting unit over the carrying value was 13% as of third quarter 2014 and therefore the information appears to have been reasonably available. Additionally, your quantitative information was reasonably available in your first and second quarter 2014 Form 10-Qs given that it was disclosed as 155% and 41% in excess as of the first and second quarter of 2014, respectively. Your response also indicates the 3rd quarter percentage of excess was inadvertently omitted. In light of the significant decline in the percentage of excess from quarter to quarter, please tell us what consideration was given in determining whether the 3rd quarter omission could be material and whether an amendment is necessary. Further, please tell us what consideration was given in determining how this omission impacts your evaluation of your disclosure controls and procedures and discussing this decline and its downward trend as part of your discussion and analysis. Indicate whether your projected future operating performance for this reporting unit is consistent with your recent historical results. Ensure that future filings adequately address the risk of impairment within this reporting unit and its implications to your overall business.

        You may contact Amanda Kim, Staff Accountant at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief